UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2014

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated December 30, 2014 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Herzliya, Israel, December 30, 2014 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) (the “Company”) hereby announces the results of the Annual General Meeting of shareholders of the Company, held today, Tuesday, December 30, 2014, in Ramat-Gan, Israel (the “Meeting”). At the Meeting, all the proposals set forth in Company’s announcement dated November 25, 2014, as amended on December 1, 2014, sent in connection with the Meeting were approved by the required majority of shareholders. The resolutions were as follows:

1.	To approve the appointment of Kesselman & Kesselman, Certified Public Accountants (Israel) (PricewaterhouseCoopers), as the Company’s independent auditors for the financial year ending December 31, 2014, and to authorize the Board of Directors to determine the level of remuneration of the auditors in accordance with the volume and nature of their services.

2.	To re-elect Mr. David Bassa, to hold office as director for an additional term, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders.

3.	To approve the election of Messrs Dr. Jonathan Schapiro, Shlomo Shalev, Doron Turgeman and Dr. Dobroslav Melamed to hold office as directors in the Company, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders and to grant each of them with the compensation as set in the Company's approved compensation plan, including the allotment to each such director of 150,000 non-tradable stock options, without consideration, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each. For additional background on the Company's newly appointed directors, see also the Company's press release dated December 30, 2014.

4.	To approve Dr. Jonathan Schapiro’s consultancy terms in the Company, Including an allotment of 150,000 non-marketable, unlisted stock options, exercisable into 150,000 ordinary shares of the Company, NIS 0.1 par value each.

5.	To approve the “Framework Transaction” for a period of 3 years, commencing as of September 1, 2014 through August 31, 2017 (the “Period”), for the engagement of the Company in the ordinary course of business, in future D&O Insurance Policies to cover the liability of directors and officers who will serve the Company, from time to time.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition and development of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma, schizophrenia and lupus.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel-Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 30, 2014	By:	/s/ David Kestenbaum
David Kestenbaum
Chief Financial Officer